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Washington DC
415
MAR 09 2020
Section
Mail Processing
SEC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glendale Securities, Inc.

SEC
Mail Processing
Section
MAR 09 2020
Washington DC
415

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15233 Ventura Blvd., Suite 712
(No. and Street)

Sherman Oaks	CA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Flesche 818-907-1505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Eric Flesche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Glendale Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

LAKSHITHA H. MARAMBE
COMM. #2300242
Notary Public - California
Los Angeles County
Comm. Expires Aug 4, 2023

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn to (or affirmed) before me on this 2ND day of MARCH, 2020 by PAUL ERIC FLESCHE proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Glendale Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glendale Securities, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 2, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle
800.848.0008
www.AAICPAs.com

Glendale Securities, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$ 96,835
Clearing Broker Deposit (Related Party)	100,000
Marketable Securities, at Fair Market Value	662,120
Investments, at Fair Market Value	202,000
Notes Receivable (Related Party)	135,000
Due From Related Party	137,858
Due From Clearing Firm (Related Party)	57,140
Lease Right of Use	69,219
Rental Deposit	6,877
Deferred Tax Asset	161,941
Total Assets	$ 1,628,990

Liabilities and Stockholders' Equity

Liabilities		
Accounts Payable		$ 14,775
Commission Payable		41,143
Accrued Expenses		130,385
Referral Fees Payable		11,057
Lease Liability		69,219
Accrued Taxes		23,282
Total Liabilities		$ 289,861
Stockholders' Equity		
Common Stock ($0 par value, 100,000 shares authorized, 18,012 shares issued and outstanding)	$ -	
Paid-in Capital	210,073	
Retained Earnings	1,129,056	1,339,129
Total Liabilities and Stockholders' Equity		$ 1,628,989

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Commissions	$ 2,417,795
Trading	474,530
Mutual Funds	1,017
Services	1,669,854
Other	6,740
Total Revenues	4,569,936
Expenses	
Payroll & Related Expenses	759,754
Rent	119,194
Access Charges	303,016
Commissions Expenses & Payouts	554,630
Professional fees	253,150
Telephone	19,407
Computer Fees	21,715
DTC Charges	906,200
Certificate Deposit Charges	1,243
Other	114,069
Ticket Charges	277,817
Insurance	84,898
Regulatory costs	211,625
Referral Fees	354,424
Management Fees	269,552
Director Fees	15,000
Travel and Entertainment	38,224
Total Expenses	4,303,918
Income Before Tax Provision	266,018
Provision for Income Tax	87,580
Net Income	$ 178,438

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2019

	Common Stock Shares	Common Stock	Paid In Capital	Retained Earnings	Total
December 31, 2018	17,485	$ -	$ 160,008	$ 950,618	$ 1,110,626
Issuance of common stock	527	-	50,065		50,065
Net Income/(Loss)				178,438	178,438
December 31, 2019	18,012	$ -	$ 210,073	$ 1,129,056	$ 1,339,129

The accompanying notes are an integral part of these financial statements.

Glendale Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:	
Net Income	$ 178,438
Changes in operating assets and liabilities:	
Accounts Receivable	122,429
Marketable Securities, Fair Market Value	(278,392)
Accounts Payable	82,176
Accrued Expenses	29,996
Referral Fees Payable	(8,723)
Commissions Payable	21,633
Due From Clearing Firm (Related Party)	97,809
Deferred Tax Asset & Accrued Taxes	(140,809)
Other Payables	(144)
Net cash provided by operating activities	104,413
Cash Flows from Investing Activities	
Note Receivable	(135,000)
Net Cash Used by Investing Activities	(135,000)
Cash Flows from Financing Activities	
Issuance of Common Stock	50,065
Net Cash Provided by Financing Activities	50,065
Net increase in cash	19,478
Cash at the beginning of year	77,357
Cash at end of year	$ 96,835

Supplemental Disclosure of Cash Flow Information

Cash Paid For:	
Income Taxes	$ -
Interest Expense	$ 2,515

Supplemental Disclosure of Non-Cash Transactions

The Company recognized a Right of Use asset and Lease Liability of $69,219

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Glendale Securities, Inc. (the "Company") was incorporated in the State of California on August 19, 2002. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), and the Securities Investor Protection Corporation ("SIPC"). The Company has three locations: one in Sherman Oaks, California, one in New York, New York and one in Coeur d'Alene, Idaho.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a registered securities clearing broker and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Under its membership agreement with FINRA and the exemption provisions of SEC Rule 15c3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - The Company earns commissions by referring client transactions in mutual funds, and equities. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Securities Inventory – Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities inventory positions are marked to market at the end of each reporting period.

Services – The Company provides DTC Eligibility services to issuers of securities. Services and related income and expenses are recorded when the services are performed under the terms of the underlying engagements.

Accounts Receivable – The Company recognizes an allowance for doubtful accounts to record its Accounts Receivable and other balances receivable at net collection value. No such allowance was required as of December 31, 2019.

Note 2 – Significant Accounting Policies (continued)

Clearing Broker Deposit - The Company has a clearing agreement with Wilson-Davis & Co., Inc. which requires a minimum deposit of $100,000. The clearing broker deposit at December 31, 2019 was $100,000.

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2016 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019.

Fair Value Measurements on a Recurring Basis
As of December 31, 2019

	Level 1	Level 2	Level 3	Total
Assets				
Cash	$ 96,835			$ 96,835
Clearing Deposits	100,000			100,000
Securities Owned:				
Investments, FMV			$ 202,000	202,000
Notes Receivable, FMV			$ 135,000	135,000
Penny Stocks		$ 662,120		662,120
Total	**$ 196,835**	**$ 662,120**	**$ 337,000**	**$ 1,195,955**

Fair Value Measurement of Level 3 Investments

Beginning Balance at December 31, 2018	$ 202,000
Purchases	135,000
Sales (Shareholder Redemptions)	
Unrealized Gain/Loss	-
Ending Balance at December 31, 2019	$ 337,000

Investment at FMV represents an equity investment in another entity with minimal operations to date, therefore the investment is currently held at cost. [See Note 5]

Penny Stocks are valued using the last trade on December 31, 2019 or the best bid price if there were no trades on December 31, 2019.

Note 4 – Commissions and Fees Payable

As of December 31, 2019, the Company had Commissions payable of $41,142 and Referral fees payable of $11,057, representing balances due to broker-dealers and registered representatives.

Note 5 – Related Party

Investments, at fair market value in the amount of $337,000 as of December 31, 2019 represent an investment in GLEN Holdings Corp. ("GHC"), which is owned by certain shareholders and officers of the Company. GHC is a holding company principally for the purchase of a controlling interest in the Company's clearing firm, Wilson-Davis & Co., Inc. ("WDCO").

The Company believes that its shareholders may close on the acquisition of a controlling financial or beneficial interest in WDCO during 2020. There are substantial regulatory, financial and business hurdles for the closing transaction to occur. As a result, the Company's investment transactions and balances referred to in the preceding paragraph are recorded at cost, which the Company believes represents fair market value currently.

Effective January 2018, WDCO is the Company's clearing broker for customer and proprietary transactions, as set forth in Footnote 2. In addition to GHC's current and pending interests in WDCO noted above, a Company officer and shareholder is a member of WDCO's Board of Directors. As of December 31, 2019, Due from clearing firm (related party), or WDCO, amounted to $157,140, consisting of clearing transactions receivable of $57,140 and deposit of $100,000. The clearing transactions receivable is recorded net of associated amounts payable on the Statement of Financial Condition.

As of December 31, 2019, a balance of $137,857 was due from a stockholder under the Company's terms of a proprietary trading agreement. The balance is non-interest bearing without a stated repayment date.

It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 6 – Provision For Income Taxes

The Company files its tax returns on an accrual basis. The current income tax expense included in the statements of income as determined in accordance with FASB ASC 740 is as follows:

	Federal	State	Local	Total
Current	$ 47,433	$ 21,903	$ 18,244	$ 87,580
Deferred				
Total	$ 47,433	$ 21,903	$ 18,244	$ 87,580

Note 6 – Provision For Income Taxes (continued)

As required by the Income Taxes Topic of Financial Accounting Standards Board *Accounting Standards Codification*, deferred taxes are accounted for using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax of such timing differences.

Timing differences include the use of the cash basis for tax purposes and accrual basis for accounting purposes and the different treatment between book and tax accounting methodologies arising from the daily operating activities of the Company. The differences result primarily from the benefit of net operating losses being carried back and/or forwards, the cash basis for reporting income, expenses, and state taxes for tax purposes. These differences are recorded as deferred tax assets and/or liabilities that are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities are adjusted to reflect changes in tax rates that are recognized in the period coinciding with the enactment date.

For the year ended December 31, 2019, the Company has approximately $160,432 and $1,510 of net operating loss carry forwards for Federal and California purposes, respectively, expiring through 2035.

Balance at December 31, 2019		
Deferred tax Asset	$	161,941
Less: valuation allowance		-
Net deferred tax asset	**$**	**161,941**

The Company performed an analysis of the deferred tax asset account balance for the year ended December 31, 2019, concluding no change in the valuation allowance to offset against the Company's ability to utilize the deferred tax asset in future years.

Note 7 – Litigation

On April 5, 2018, the FINRA Department of Enforcement issued its decision order (the "Decision") pursuant to a six-cause Complaint against the Company as well as certain officers and registered representatives (the "Defendants"). The Decision dismissed the majority of the alleged causes, however imposed fines and costs amounting to $167,289 and operating sanctions against the Defendants. The Department of Enforcement appealed portions of the Decision to the NAC, and the NAC called for review other portions of the Decision.

Upon consultation with legal counsel, the Company believes that it has meritorious defenses and intends to defend itself vigorously in accordance with the FINRA appeal process, which is multi-tiered. This process may take considerable time in the future. The Company further believes that the outcome, or range of outcomes, is not probable and estimable currently.

No adjustments are included in these financial statements related to this uncertainty.

Note 7 – Litigation (continued)

In the normal course of business, the Company has possible exposure or may be a defendant in legal actions, claims and disputes arising out of its activities as a registered broker-dealer. While predicting the resolution of such matters is inherently difficult, the Company believes that there are no other actions or possible actions that would have a material impact on the financial statements.

Note 8 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $152,446 which was $52,446 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.9 to 1.

Note 9 – Pension Plan

During 2010, the Company adopted a 401 (k) plan covering eligible employees of the Company. All employees are eligible to contribute immediately upon employment. The Company did not make any contributions to the plan for the year ended December 31, 2019.

Note 10 – Operating Lease

On May 7, 2015 the Company entered into a five year lease for office space under a non-cancellable operating lease, commencing September 1, 2015 and expiring August 31, 2020.

The Company recognized a Right of Asset for this lease as of December 31, 2019, and Lease Liability for $69,219.

At December 31, 2019 future minimum lease payments under this agreement were as follows:

2020	69,219
	$ 69,219

Rent expense for the year ended December 31, 2019 was $119,194.

Note 11 - Concentrations

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation limits. The Company deposits its cash in creditworthy financial institutions, and the Company believes it is not exposed to significant credit risk on those amounts.

Note 11 – Concentrations (continued)

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 12 – Subsequent Events

The Company has reviewed transactions and events from its year-end December 31, 2019 through the date the financial statements were available to be issued for matters which require recording and/or disclosure in the financial statements. See Notes 5 and 7 for matters identified.

Note 13 – Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financials statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Leases - Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

Glendale Securities, Inc.
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2019

Computation of Net Capital

Total Stockholders' Equity	$ 1,339,129
Non Allowable Assets:	
Trading Losses Receivable	(137,857)
Rental Deposit	(6,877)
Investments, FMV	(202,000)
Notes Receivable, FMV	(135,000)
Deferred Tax Asset	(161,941)
Haircuts:	
Other Securities	(23,915)
Undue concentration	(16,407)
Blockage	(543,007)
Net Capital	**$ 152,446**
Computation of Net Capital Requirements:	
Minimum net aggregate indebtedness – 6-2/3% of net aggregate indebtedness	19,324
Minimum dollar net capital required	100,000
Net Capital required (greater of above amounts)	100,000
Excess Capital	52,446
Excess net capital at 1000%	123,460
Computation of Aggregate Indebtedness:	
Total liabilities	289,861
Percentage of Aggregate indebtedness to net capital	190.14%
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179.5 (d) (4):	
Net Capital per Company's computation:	$ 152,446
Variance	-
Net capital per audit	$ 152,446

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's amended unaudited Form X-17A-5 report dated December 31, 2019.

See report of independent registered public accounting firm

Glendale Securities, Inc.
Schedule II – Computation for Determination of
Reserve Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2019

A computation of reserve requirement is not applicable to Glendale Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Glendale Securities, Inc.
Schedule III – Information Relating to Possession or
Control Requirements under SEC Rule 15c3-3
As of December 31, 2019

Information relating to possession or control requirements is not applicable to Glendale Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Glendale Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Glendale Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Glendale Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Glendale Securities, Inc. stated that Glendale Securities, Inc. met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Glendale Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glendale Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
March 2, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of Glendale Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent year ended December 31, 2019.

Glendale Securities, Inc.

By:

Eric Flesche, CFO

Glendale Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of Glendale Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Glendale Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Glendale Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Glendale Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Glendale Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Glendale Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.
Northridge, California
March 2, 2020

Glendale Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

		Amount
Total assessment	$	5,405
SIPC-6 general assessment		
Payment made on November 13, 2019		(3,337)
SIPC-7 general assessment		
Payment made on January 30, 2019		(2,068)
Total assessment balance		
(overpayment carried forward)	$	-